Exhibit (d)(2)(viii)

June 30, 2021

Natixis Funds Trust II

Vaughan Nelson Select Fund

888 Boylston Street, Suite 800

Boston, MA 02199-8197

Re: Vaughan Nelson Select Fund Sub-Advisory Agreement Addendum

Dear Ladies and Gentleman:

The Sub-Advisory Agreement dated June 29, 2012 between Natixis Funds Trust II (the “Trust”), with respect to its Vaughan Nelson Select Fund (the “Series”), and Natixis Advisors, L.P. (the “Manager”) and Vaughan Nelson Investment Management, L.P., (the “Sub-Adviser”), is hereby revised, effective July 1, 2021, to delete Section 7 and to replace it with the following:

7. Compensation of the Sub-Adviser. As full compensation for all services rendered, facilities furnished and expenses borne by the Sub-Adviser hereunder, the Sub-Adviser shall be paid at the annual rate of 0.47% of the average daily net assets of the Series, (or such lesser amount as the Sub-Adviser may from time to time agree to receive). Such compensation shall be paid by the Trust (except to the extent that the Trust, the Sub-Adviser and the Manager otherwise agree in writing from time to time). Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Manager is paid by the Series pursuant to the Advisory Agreement.

To indicate your approval and acceptance of the terms of this letter, please sign below where indicated.

Natixis Funds Trust II
on behalf of its Vaughan Nelson Select Fund series

By:	/s/ David L. Giunta
Name:	David L. Giunta
Title:	President and Chief Executive Officer

Vaughan Nelson Investment Management, L.P.
By Vaughan Nelson Investment Management, Inc., its general partner

By:	/s/ Richard Faig
Name:	Richard Faig
Title:	Chief Compliance Officer

Natixis Advisors, L.P.
By: Natixis Distribution, L.P., its general partner

By:	/s/ Russell Kane
Name:	Russell Kane
Title:	Executive Vice President, General
Counsel, Secretary and Clerk

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